                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. )*

                               GENEMEDICINE INC.
                               -----------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    36870710
                              ---------------------
                                 (CUSIP Number)

                              Michael G. Jesselson
                                   Suite 4101
                          1301 Avenue of the Americas
                               New York, NY 10019
                                  212-459-9517
                  -------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 11, 1997
                -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                   Schedule 13D

CUSIP No. 36870710                            13D            Page 2 of 11 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael G. Jesselson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                            (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7.  SOLE VOTING POWER
  NUMBER OF           507,500
   SHARES
 BENEFICIALLY     8.  SHARED VOTING POWER
   OWNED BY           302,700
     EACH
   REPORTING      9.  SOLE DISPOSITIVE POWER
 PERSON WITH          507,500

                  10. SHARED DISPOSITIVE POWER
                      302,700

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      810,200

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.86%


14.      TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                                                  Schedule 13D

CUSIP No. 36870710                            13D            Page 3 of 11 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Erica Jesselson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                            (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         OO       See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

              7.  SOLE VOTING POWER
  NUMBER OF       -0-
   SHARES
 BENEFICIALLY 8.  SHARED VOTING POWER
   OWNED BY       302,700
     EACH
   REPORTING  9.  SOLE DISPOSITIVE POWER
 PERSON WITH      -0-

              10. SHARED DISPOSITIVE POWER
                  302,700

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  302,700


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.19%

14.      TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                                    Schedule 13D

CUSIP No. 36870710                             13D            Page 4 of 11 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Benjamin J. Jesselson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                            (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         OO       See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7.  SOLE VOTING POWER
  NUMBER OF           -0-
   SHARES
 BENEFICIALLY     8.  SHARED VOTING POWER
   OWNED BY           302,700
     EACH
   REPORTING      9.  SOLE DISPOSITIVE POWER
 PERSON WITH          -0-

                  10. SHARED DISPOSITIVE POWER
                      302,700

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      302,700

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      2.19%

14.      TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                   Schedule 13D

CUSIP No. 36870710                          13D            Page 5 of 11 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lucy Lang

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                            (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         OO       See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7.  SOLE VOTING POWER
  NUMBER OF              -0-
   SHARES
 BENEFICIALLY     8.  SHARED VOTING POWER
   OWNED BY              302,700
     EACH
   REPORTING      9.  SOLE DISPOSITIVE POWER
 PERSON WITH             -0-

                  10. SHARED DISPOSITIVE POWER
                         302,700

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         302,700

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         2.19%

14.      TYPE OF REPORTING PERSON*
         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Schedule 13D

CUSIP No. 36870710                             13D            Page 6 of 11 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Trust u/w/o Ludwig Jesselson f/b/o Erica Jesselson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                            (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         OO       See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7.       SOLE VOTING POWER
  NUMBER OF                   -0-
   SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER
   OWNED BY                   302,700
     EACH
   REPORTING      9.       SOLE DISPOSITIVE POWER
 PERSON WITH                  -0-

                  10.      SHARED DISPOSITIVE POWER
                              302,700

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              302,700

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              2.19%

14.      TYPE OF REPORTING PERSON*
         OO       See Item 2


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                              Page 7 of 11 Pages

          This statement is filed by Michael G. Jesselson ("M. Jesselson"), Benjamin J. Jesselson ("B. Jesselson"), Erica Jesselson ("E. Jesselson"), Lucy Lang ("Lang") and the Trust u/w/o Ludwig Jesselson f/b/o Erica Jesselson (the "Trust"). M. Jesselson, B. Jesselson, E. Jesselson, Lang and the Trust are hereinafter collectively referred to as the "Reporting Persons".

Item 1.  Security and Issuer
         -------------------

          This statement relates to the common stock, par value $.001 per share ("Common Stock") of GeneMedicine Inc. ("the Company"), a Delaware corporation, whose principal executive offices are located at 8301 New Trails Drive, The Woodlands, Texas 77381-4248.

Item 2.  Identity and Background
         -----------------------

         (a)-(c) M. Jesselson is a business investor with an address at Jesselson Capital Corp., 1301 Avenue of the Americas, Suite 4101, New York, New York 10019. B. Jesselson is a business investor who can be reached c/o Jesselson Capital Corp., 1301 Avenue of the Americas, New York, New York 10019. E. Jesselson is a housewife residing at 4485 Fieldston Road, Riverdale, New York 10471. Lang is a housewife residing at 4456 Waldo Avenue, Riverdale, New York 10471.

          The trustees os the Trust are M. Jesselson, B. Jesselson, E. Jesselson and Lang. The business address of the Trust is c/o Jesselson Capital Corp., 1301 Avenue of the Americas, New York, New York 10019.

         (d)-(e) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. All of the Reporting Persons are United States citizens.

Item 3.  Source and Amount of Funds or other Consideration
         -------------------------------------------------

         M. Jesselson has acquired a total of 507,500 shares of Common Stock, in open market purchases, for an aggregate purchase price of $2,810,969. M. Jesselson used personal funds to acquire his shares of Common Stock. The Trust has acquired a total of 302,700 shares of Common Stock, in open market purchases, for an aggregate purchase price of $2,035,222. The Trusts used Trust funds to purchase its shares of Common Stock.


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                                                              Page 8 of 11 Pages

Item 4.  Purpose of Transaction
         ----------------------

         The Reporting Persons made the acquisitions reported herein for investment purposes. The Reporting Persons may acquire additional securities or dispose of securities of the Company at any time and from time to time in the open market or otherwise. The Reporting Persons disclaim that as a result of any transactions entered into they are or constitute a "group" with such persons within the meaning of Section 13(d)(3) of the Act, and Rule 13d-5 promulgated thereunder.

         The Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) The Company has reported 13,831,309 shares of Common Stock outstanding as of October 29, 1997 in its Quarterly Report on Form 10-Q for the period ending September 30, 1997.

         M. Jesselson, individually and as trustee of the Trust, beneficially owns 810,200 shares of Common Stock which constitutes 5.86% of the total Common Stock outstanding. The Trust beneficially owns 302,700 shares of Common Stock which constitutes 2.19% of the total Common Stock outstanding. B. Jesselson, E. Jesselson and Lang, as trustees of the Trust, each beneficially own 302,700 shares of Common Stock which constitutes 2.19% of the total Common Stock outstanding.

         (b) M. Jesselson has sole voting and dispositive power with respect to the 507,500 shares of Common Stock which he owns individually. M. Jesselson, B. Jesselson, E. Jesselson and Lang, as trustees of the Trust, share among themselves the voting and dispositive power with respect to the 302,700 shares of Common Stock owned by the Trust.

         (c) There have been no transactions in Common Stock effected during the past 60 days by the Reporting Persons. During the 60 days prior to July 11, 1997 (date of event requiring filing of this Statement), no transactions were effected except for the following open market purchases:

Date      Purchaser           Amount       Price per Share
----      ---------------     ------       ---------------
6/27/97   Trust                50,000        $7.8075
7/11/97   M. Jesselson        220,000        $4.65625
7/1/97    Trust                75,000        $7.37
7/2/97    Trust                40,000        $7.125



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                                                              Page 9 of 11 Pages

         (d)  Not Applicable.

         (e)  Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
         ------------------------------------------------------

         Except as otherwise described in this Statement, there are no material contracts, arrangements, understandings or relationships among the Reporting Persons or between any of them and any other persons with respect to any securities of the Company.

Item 7.  Material to be filed as Exhibits
         --------------------------------

         1. Written Agreement of Reporting Persons relating to the filing of this Statement as required by Rule 13d-1(f).


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                                                            Page 10 of 11 Pages

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: January 7, 1998



                                    /s/ Michael G. Jesselson
                                    ---------------------------------------
                                    Michael G. Jesselson


                                    Trust u/w/o Ludwig Jesselson f/b/o Erica
                                    Jesselson


                                    By: /s/ Michael G. Jesselson
                                        -------------------------------------
                                        Michael G. Jesselson
                                        Trustee

                                    By: /s/ Benjamin J. Jesselson
                                        -------------------------------------
                                        Benjamin J. Jesselson
                                        Trustee

                                    By: /s/ Erica Jesselson
                                        -------------------------------------
                                        Erica Jesselson
                                        Trustee

                                    By: /s/ Lucy Lang
                                        -------------------------------------
                                        Lucy Lang
                                        Trustee